                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

     This form may be filed by an investment  company ("fund") that is currently registered  with the  Securities  and Exchange  Commission  under the Investment
Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

     1. To use this form,  the fund must be seeking to  deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The  fund has (i)  sold  substantially  all of its  assets  to  another registered fund or (ii) merged into or consolidated with another registered fund
("Merger");

     (b)  The  fund  has  distributed  substantially  all of its  assets  to its shareholders and has completed,  or is in the process of, winding up its affairs
("Liquidation");

     (c) The fund  qualifies for an exclusion from the definition of "investment company" under section  3(c)(1) or section 3(c)(7) of the Act  ("Abandonment  of
Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
Development Company").

     2. If the fund is not  eligible  to use this form,  refer to rule 0-2 under the Act [17 CFR 270.0-2] for general  instructions on filing an application with the Commission.  Applications  for  deregistration  pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T
[17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

     3. This  form and all  exhibits  must be  submitted  electronically  to the
Commission  in accordance  with rule  101(a)(1)(iv)  of  Regulation  S-T [17 CFR
232.101(a)(1)(iv)] and the EDGAR Filer Manual.

     4.  Amendments  to  this  form  also  must  be  filed  electronically  (see
Instruction 3 above), and must include a verification  identical to the one that appears at the end of this form.

     5.  No fee is required to submit this form or any amendments.

     6. Funds are reminded of the  requirement to timely file a final Form N-SAR with the  Commission.  See rule 30b1-1 under the Act [17 CFR  270.30b1-1];  Form
N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency  may not  conduct or  sponsor,  and a person is not  required  to respond to, a collection of information unless it displays a currently valid OMB control  number.  A fund  that  wishes to  deregister  and is in one of the four categories  in  Instruction 1 may use this form.  The principal  purpose of this collection  of  information  is to enable the  Commission  to  determine  that a registered  investment company has ceased to be an investment company as defined by the Act or is a business  development  company. The Commission estimates that the burden for completing  this form will be  approximately  3 hours per filing.
Any member of the public may direct to the  Commission  any comments  concerning the  accuracy  of the burden  estimate  of this form,  and any  suggestions  for reducing this burden.  This  collection of information  has been reviewed by the
Office of Management and Budget in accordance with the clearance requirements of
44  U.S.C.ss.3507.  Responses to this collection of information will not be kept confidential.

     Potential  persons  who are to respond  to the  collection  of  information contained  in this form are not required to respond  unless the form  displays a currently valid OMB control number.

I.       General Identifying Information

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]  Merger

         [X]  Liquidation

         [ ]  Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]  Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.  Name of fund: Oppenheimer International Large Cap Core Trust

     3.  Securities and Exchange Commission File No.: 811- 21370

     4. Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

         [  ] Initial Application        [X ]Amendment

     5. Address of Principal  Executive Office (include No. & Street,  City,
State, Zip Code): 6803 S. Tucson Way, Centennial CO 80112.

     6. Name,  address,  and telephone number of individual the Commission staff should contact with any questions  regarding this form:  Taylor V. Edwards,  Two
World Financial Center, 225 Liberty Street, 16th Floor, New York, NY 10281-1008;
(212) 323-0310.

     7. Name,  address and telephone number of individual or entity  responsible for maintenance and  preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,  .31a-2]:  OppenheimerFunds Services,
6803 S. Tucson Way, Centennial CO 80112, (303) 768-3200.

NOTE: Once deregistered,  a fund is still required to maintain and preserve the records  described  in rules 31a-1 and 31a-2 for the  periods  specified  in those rules.

    8.  Classification of fund (check only one):

         [X]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

    9.  Subclassification if the fund is a management company (check only one):

         [X]  Open-end         [ ]  Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware,
Massachusetts): Massachusetts.

     11.  Provide  the name and address of each  investment  adviser of the fund
(including  sub-advisers)  during  the  last  five  years,  even  if the  fund's contracts with those advisers have been terminated:  OppenheimerFunds, Inc., Two
World Financial Center, 225 Liberty Street, 11th Floor, New York NY 10281.

     12. Provide the name and address of each principal  underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:  OppenheimerFunds  Distributor,  Inc., Two World Financial
Center, 225 Liberty Street, 11th Floor, New York, NY 10281.

     13. If the fund is a unit investment trust ("UIT") provide:

         (a)  Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):

     14. Is there a UIT  registered  under the Act that  served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes         [X]  No

         If Yes, for each UIT state:
              Name(s):

              File No.: 811- __________

              Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes          [ ]   No

   If Yes, state the date on which the board vote took place: February 16, 2006

   If No, explain:

     (b) Did the fund  obtain  approval  from the  shareholders  concerning  the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ] Yes          [X]   No

   If Yes, state the date on which the shareholder vote took place:

   If No, explain: Shareholder approval of liquidation not required.

II.      Distributions to Shareholders

     16. Has the fund  distributed any assets to its  shareholders in connection with the Merger or Liquidation?

          [X] Yes          [ ]  No

     (a) If Yes,  list the  date(s) on which the fund made those  distributions:
April 13, 2006

     (b) Were the distributions made on the basis of net assets?

              [X] Yes          [ ]   No

     (c) Were the distributions made pro rata based on share ownership?

              [X] Yes          [  ]  No

     (d) If No to (b) or (c)  above,  describe  the method of  distributions  to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

          [ ] Yes          [X]  No

     If Yes, indicate the percentage of fund shares owned by affiliates,  or any other affiliation of shareholders:

     17. Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes         [ ]  No

     If  Yes,  describe  the  method  of  calculating   payments   to  senior
securityholders and distributions to other shareholders:

    18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X ] Yes         [  ]      No

     If No, (a) How many  shareholders  does the fund  have as of the date this form is filed?

         (b)  Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders  who have not yet received  distributions in complete liquidation of their interests?

         [ ]  Yes         [X]  No

     If Yes,  describe  briefly  the  plans  (if any) for  distributing  to,  or preserving the interests of, those shareholders:

III.     Assets and Liabilities

     20.  Does the fund have any assets as of the date this form is filed?
         (See question 18 above)

         [   ]            Yes  [X]  No

         If Yes,

     (a) Describe  the type and amount of each asset  retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

              [ ] Yes      [ ]      No

     21.  Does the fund  have any  outstanding  debts  (other  than  face-amount certificates  if the fund is a  face-amount  certificate  company)  or any other liabilities?

         [  ] Yes         [X]  No

         If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How  does the  fund  intend  to pay  these  outstanding  debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

     22.  (a) List the  expenses  incurred  in  connection  with the  Merger  or
Liquidation:

              (i) Legal expenses: $5,500.00

              (ii)Accounting expenses: $12,500.00

     (iii)  Other   expenses   (list  and  identify   separately):   Shareholder
Communication: $2,499.83

              (iv)Total expenses (sum of lines (i)-(iii) above):  $20,499.83

         (b)  How were those expenses allocated? To the Fund

         (c)  Who paid those expenses? The Fund

         (d)  How did the fund pay for unamortized expenses (if any)? N/A

     23.  Has the  fund  previously  filed  an  application  for an order of the
Commission regarding the Merger or Liquidation?

         [X]  Yes         [  ]      No

     If Yes, cite the release numbers of the  Commission's  notice and order or, if no notice or order has been issued,  the file number and date the application was filed: File No. 811-21370 filed on April 21, 2006

V.       Conclusion of Fund Business

     24. Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes         [X]  No

     If Yes,  describe  the  nature  of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

     25. Is the fund now  engaged,  or  intending  to  engage,  in any  business activities other than those necessary for winding up its affairs?

         [ ]  Yes         [X]  No

     If Yes, describe the nature and extent of those  activities:  Will continue to manage assets until just prior to dissolution.

VI.      Mergers Only

     26. (a)  State the name of the fund surviving the Merger:

     (b) State the Investment  Company Act file number of the fund surviving the
Merger: 811- __________

     (c) If the  merger or  reorganization  agreement  has been  filed  with the
Commission,  state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or  reorganization  agreement has not been filed with the
Commission, provide a copy of the agreement as an exhibit to this form.

                                                   VERIFICATION

     The undersigned  states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment  Company Act of 1940 on behalf of  Oppenheimer  International  Large Cap Core Trust,  (ii) he is the  Assistant
Secretary  of  Oppenheimer  International  Large Cap Core  Trust,  and (iii) all
actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F  application have been taken. The undersigned  also states that the facts set forth in this Form N-8F  application are  true  to  the  best  of  his  or her  knowledge,  information  and  belief.

                   (Signature) /s/ Phillip S. Gillespie
                               Phillip S. Gillespie,  Assistant  Secretary

August 15, 2006